Mail Stop 3561

November 8, 2006

Paul C. Tang, General Counsel
Burlington Coat Factory Investments Holdings, Inc.
1830 Route 130 North
Burlington, New Jersey 08016

      Re: Burlington Coat Factory Investments Holdings, Inc.
               Registration Statement on Form S-4
               Filed October 10, 2006
               File No. 333-137917

               Burlington Coat Factory Warehouse Corporation
               Registration Statement on Form S-4
               Filed October 10, 2006
               File No. 333-137916

Dear Mr. Tang:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4, File No. 333-137917

General

1. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Outside Front Cover Page of Prospectus

2. We note your disclosure that the offer will close at 5:00 p.m. As currently disclosed the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm for us that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm for us that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. Please confirm that your cover page will be no longer than one page.

Trademarks, page i

4. Please move your trademarks discussion so this disclosure appears after the risk factors section and, in an appropriate location, augment your disclosure to provide the duration of your intellectual property. See Item 101(c)(iv) of Regulation S-K. Also, relocate the second paragraph that appears on this page so it appears following the risk factors.

Prospectus Summary, page 1

5. Please limit your use of defined terms in your registration statement. Your disclosure should be such that defined entities or terms are clear from their context. If the defined entities or terms are not clear from their context, please revise your disclosure language accordingly.

6. We note your statement that the prospectus summary might not contain all the information that is important to an investor. However, the prospectus summary should highlight all material information for an investor. Please revise your disclosure language accordingly.

7. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Your summary appears lengthy and repeats much of the information fully discussed later in your document. For example, the discussion of your business strategy on page 3 is identical to your disclosure on page 63. Please revise to eliminate the "Our Competitive Strengths" and the "Our Business Strategy" sections. See Instruction to Item 503(a) of Regulation S-K.

Our Competitive Strengths, page 2

8. Please revise to explain what "margin guarantees" are and how it is a risk to vendors.

Our Business Strategy, page 3

9. Please revise to explain what "drop shipping" is.

The Transactions, page 4

10. Please include an organizational chart that clarifies your business structure, including your subsidiaries, before and after the transactions.

Summary of Exchange Offer, page 6

11. You disclose that the old notes will be exchanged rather then exchanged promptly upon expiration of the exchange offer. You also indicate that you will return any old notes not accepted by you for any reason "as promptly as possible" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer as applicable. Please revise here and throughout your document, as necessary.

Risk Factors, page 14

12. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

- If we are not able to respond to fashion trends…, page 21
- Our business could suffer as a result of manufactures' or vendors' inability…, page 22
- Our management system may fail…, page 24
- A decline in general economic conditions may lead…, page 24
- We are subject to numerous regulations. Changes in such regulations…, page 25

Please note these are examples only. Review your entire risk factor section and revise as necessary.

13. Also, please revise your risk factors to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide. See as examples, "We are sole obligor under the notes…" on page 18 and "We may not be able to make the change of control offer required…" on page 19.

Risks Factors Related to the Offering, page 15

Servicing our debt will require a significant amount of cash…, page 15

14. Please quantify the total amount of indebtedness outstanding and the amount of cash required to service your outstanding indebtedness.

Risks Related to Our Business, page 20

Our growth strategy includes the addition of a significant number of new stores…, page 20

15. Please quantify the "significant" number of new stores that you anticipate opening on a short- and long-term basis.

The Exchange Offer, page 30

16. You state that you will give notice of your offering's extension by press release or other public announcement before 9:00 a.m. on the next business day after the scheduled expiration date. According to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend your offering.

Unaudited Pro Forma Consolidated Statement of Operations for the Twelve Months Ended June 3, 2006, page 39

17. Please expand your disclosure to explain the nature of the pro-forma adjustment for the impact of purchase accounting on straight-line rent income, rent expense and leasehold amortization.

Management's Discussion and Analysis of Financial Condition and Results…, page 40

18. You state that you are a "nationally recognized" retailer of high-quality, branded apparel at every day low prices. However, you have not indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If this statement, or any other statement throughout your document, is based upon

management's belief, please indicate that this is the case and include an explanation for the basis of that belief. If the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

19. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that you have experienced declining margins. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 43

Pro Forma Fiscal Year Ended June 3, 2006 Compared with the Fiscal Year Ended May 28, 2005, page 44

20. Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying the intermediate causes. For example, where you indicate that the increase in sales is due to comparative store sale increases, expand your explanations to describe how and why you achieved the increases in comparable store sales. Additionally, please supplement your discussion to indicate whether the changes represent trends expected to continue into the future. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Selling and Administrative Expense, page 45

21. Your disclosure of the increase in selling and administrative expense excluding merger related costs represents a non-GAAP measure subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K. Please revise your disclosure as follows:

- provide a reconciliation to the most comparable GAAP measure;
- indicate the reasons why you believe presentation of this non-GAAP measure provides useful information to investors; and
- disclose how management uses the non-GAAP measure.

Management, page 72

22. Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.

Employment Agreements, page 76

23. Please disclose the base salaries for each of the named executive officers. See Item 402(h) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 78

24. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Bain Capital, LLC, Bain Capital Integral Investors, LLC, Bain Capital Fund IX, LLC, BCIP TCV, LLC and BCIP-G Associates.

Advisory Agreement, page 80

25. Please expand your disclosure to provide additional information regarding the "management and consulting services and financial and other advisory services" that Bain Capital will provide in exchange for $4 million annually.

Certain United States Federal Income Tax Considerations, page 132

26. Please revise the caption to remove the term "certain" and clarify that you have disclosed the material U.S. federal income tax "consequences." Refer to Item 4(a)(6) of Form S-4.

27. Please disclose that the exchange offer "will" not be treated as an "exchange" for federal income tax purposes or advise us why you were unable to state the tax consequences with greater certainty. We note that the cover page of the registration statement indicates that the exchange will not be taxable whereas disclosure elsewhere indicates that the exchange should not be taxable.

Consolidated Financial Statements, page F-1

28. Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.

Paul C. Tang
Burlington Coat Factory Investments Holdings, Inc.
November 8, 2006
Page 7

Notes to Consolidated Financial Statements, page F-8

S. Commitments and Contingencies, page F-34

29. We note your discussion on page 70 of a putative class action complaint filed on January 27, 2006 by a stockholder of Burlington Coat Factory Warehouse Corporation. We further note that you entered into a memorandum of understanding for a settlement wherein the lawsuit will be dismissed in consideration of additional disclosures in the proxy statement supplement related to the merger and the payment of the plaintiff's legal fees. Please confirm to us that these legal fees have been recorded in your financial statements as of June 3, 2006 and is part of your $1.3 million reserve as of that date.

Exhibit 5.1

30. The legal opinion refers to the "General Corporation Law of the State of Delaware." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

31. Counsel states that it assumes no obligation to revise or supplement the opinion should the laws of the States of New York or Delaware or the federal law of the United States be changed by legislative action, judicial decision or otherwise. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Exhibit 99.1 – Form of Letter of Transmittal

32. Please revise the letter of transmittal to include the representations set forth in the Shearman & Sterling no-action letter (July 2, 1993).

Registration Statement on Form S-4, File No. 333-137916

33. Please revise to comply, as applicable, with our comments above.

34. Please disclose on the cover page that the senior notes are guaranteed. Revise the disclosure throughout to state the nature of the subsidiary guarantees. Please clarify whether the subsidiary guarantors will provide "full" and unconditional guarantees of the senior notes.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yong Kim, Accountant, at (202) 551-3323 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joshua N. Korff, Esq.
        Kirkland & Ellis LLP
        Via Fax: (212) 446-4900